Quicksilver Production Partners LP

801 Cherry Street

Suite 3700, Unit 19

Fort Worth, Texas 76102

May 7, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Kevin Dougherty

Re:	Quicksilver Production Partners LP

Registration Statement on Form S-1, Registration No. 333-179454

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quicksilver Production Partners LP (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-179454), together with all exhibits thereto, initially filed on February 10, 2012, as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Registrant has determined not to utilize the Registration Statement for an initial public offering at this time. The Registration Statement has never been declared effective, and the Registrant confirms that no securities have been or will be sold pursuant to the Registration Statement. The Registrant believes the withdrawal of the Registration Statement to be consistent with the public interest and protection of investors.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 418, the Registrant requests that all materials provided supplementally to the Commission be returned to the Registrant. In addition, the Registrant requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Registrant.

Please also send copies of the written order granting withdrawal of the Registration Statement to John C. Cirone, Executive Vice President – General Counsel and Secretary, Quicksilver Production Partners GP LLC, at the above-mentioned address, facsimile number (817) 665-5004, with a copy to Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017, facsimile number (212) 701-5674.

If you have any questions with respect to this matter, please contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674.

Sincerely,

QUICKSILVER PRODUCTION PARTNERS LP

By:	Quicksilver Production Partners GP LLC, its general partner

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

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